March 16, 2022

Via EDGAR

Ms. Nudrat Salik
Office of Life Sciences
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter dated February 25, 2022
The Clorox Company
Form 10-K for the Fiscal Year Ended June 30, 2021
Form 10-Q for the Period Ended December 31, 2021
Form 8-K Filed February 3, 2022
File No. 001-07151

Dear Ms. Salik:

The Clorox Company (the “Company”) respectfully submits the following responses to the comments included in your letter of February 25, 2022, relating to your review of the Company’s Form 10-K for the fiscal year ended June 30, 2021, Form 10-Q for the period ended December 31, 2021 and Form 8-K filed February 3, 2022.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses and thank you for your attention to our filing. Please feel free to contact us at the telephone number and email address listed at the end of this letter.

For your convenience, your comments are repeated below in italics followed by the Company’s responses.

Form 10-Q for the Period Ended December 31, 2021
Capital Resources and Liquidity, page 25

1.	Please expand your capital resources and liquidity disclosures to address the following:
●	We note you believe that you have the funds necessary to support your short-term liquidity and operating needs. Please address your consideration of your increasing working capital deficit in making this determination. In this regard, we note that your working capital deficit has increased from $227 million at June 30, 2021 to $855 million at December 31, 2021; and
●	During the second half of fiscal year 2020 in order to improve working capital, you arranged for a global financial institution to offer a voluntary supply chain finance program for the benefit of your suppliers. Please expand your disclosures, including in your interim filings, to address the following:

○	How these arrangements have impacted your balance sheet, statement of cash flows, short-and long-term liquidity;
○	The material terms of these agreements including whether you or your subsidiaries provide guarantees related to these programs;
○	Whether you could face a material risk if a party to the arrangement is terminated; and
○	Of the amounts payable at the end of the period related to these arrangements, the portion of these amounts that an intermediary has already settled for you.

Refer to Items 303(b)(1) and (c)(1) of Regulation S-K as well as CF Disclosure Guidance Topic 9A (June 23, 2020) available on the Commission's website.

Response to First Bullet of Question 1

The Company has historically generated sufficient excess cash from operations to fund day to day operations and capital expenditures, providing flexibility to periodically operate with a working capital deficit. The increase in the working capital deficit from June 30, 2021 to December 31, 2021 was primarily attributable to the $600 million of 3.05% senior unsecured notes due September 2022 reclassified to current maturities as of Q1 2022 quarter end that are expected to be refinanced prior to their maturity date and a decrease in cash from operations primarily driven by higher manufacturing and logistics costs and unfavorable commodity costs. The Company is continuing to take actions to address some of the effects of such cost increases on the Company’s cash generated from operations. The Company continues to believe it will have the funds necessary to support our short-term liquidity and operating needs based on our anticipated ability to generate positive cash flows from operations in the future, our expected access to capital markets enabled by our strong short-term and long-term investment grade credit ratings, and current borrowing availability under our credit agreement.

In order to better clarify management's outlook for liquidity, including its ability to meet working capital needs, we intend to complement the existing disclosures as proposed, beginning with the Q3 FY22 Form 10-Q. By way of example, we propose to provide the disclosure set forth below (subject to updates) in future filings.

Prospective Expanded Disclosure [underlined type reflects additions to the Q2 FY22 Form 10-Q disclosure]

Capital Resources and Liquidity

As of March 31, 2022, current liabilities exceeded current assets by $XX million, primarily due to $600 of the Company's senior notes with an annual fixed interest rate of 3.05% coming due for repayment in September 2022. These senior notes are expected to be repaid through net proceeds from new borrowings. In addition, the Company’s cash generated from operations has decreased recently primarily due to higher manufacturing and logistics costs and unfavorable commodity costs. The Company continues to take actions to address some of the effects of such cost increases, which include implementing price increases, driving cost savings, and optimizing the Company’s supply chain.

Global financial markets have experienced a significant increase in volatility due to heightened uncertainty over the adverse economic impact caused by the COVID-19 outbreak and other global events. Notwithstanding potential unforeseen adverse market conditions and as part of the Company’s regular assessment of its cash needs, the Company believes it will have the funds necessary to support our short-term liquidity and operating needs based on our anticipated ability to generate positive cash flows from operations in the future, access to capital markets enabled by our strong short-term and long-term credit ratings, and current borrowing availability under the credit agreement.

Response to Second Bullet of Question 1

In order to further expand on the impacts of the Company's supply chain financing program, we intend to complement the existing disclosures as proposed below, in the Q3 FY22 Form 10-Q. The additional disclosures included below are intended to clarify the following as it relates to the voluntary supply chain finance program:
●	The voluntary supply chain finance program has no direct impact on the Company’s balance sheets, cash flows or liquidity;
●	The material terms of the agreement, including the absence of guarantees provided by the Company or any of our subsidiaries under the voluntary supply chain finance program;
●	We would not expect a material impact to the Company’s liquidity or capital resources if the financial institution or a supplier terminated the voluntary supply chain finance program; and
●

We believe the majority of the amount due to suppliers participating in the voluntary supply chain finance program at the end of each period as included in Accounts payable and accrued expenses have been sold (i.e., settled) with the financial institution.

By way of example, we propose to provide the disclosure set forth below (subject to updates) in future filings. Prospective Expanded Disclosure [underlined type reflects additions to the FY21 Form 10-K disclosure]

Payment Terms Extension and Supply Chain Financing

The Company initiated the extension of its payment terms with its suppliers in the second half of fiscal year 2020 in order to improve working capital as part of and to fund the IGNITE strategy and in keeping with evolving market practices. The Company’s current payment terms do not exceed 120 days in keeping with industry standards. The Company’s operating cash flows are directly impacted as a result of the extension of the payment terms with the suppliers.

As part of those ongoing efforts, the Company has arranged for a global financial institution to offer a voluntary supply chain finance (SCF) program for the benefit of the Company’s suppliers. Leveraging the Company’s credit rating, the SCF program enables suppliers to directly contract with the financial institution to receive payment from the financial institution prior to the payment terms between the Company and the supplier, by selling the Company’s payables to the financial institution. The participation in the program is at the sole discretion of the supplier and the Company has no economic interest in a supplier's decision to enter into the agreement and has no direct financial relationship with the financial institution, as it relates to the SCF program. Once a supplier elects to participate in the SCF program and reaches an agreement with the financial institution, the supplier elects which individual Company invoices to sell to the financial institution. The terms of the Company’s payment obligations are not impacted by a supplier’s participation in the program and as such, the SCF program has no direct impact on the Company’s balance sheets, cash flows or liquidity. No guarantees are provided by the Company or any of our subsidiaries under the SCF program. There would not be an expected material impact to the Company’s liquidity or capital resources if the financial institution or a supplier terminated the SCF arrangement.

All outstanding amounts related to suppliers participating in SCF are recorded within Accounts payable and accrued expenses in the Consolidated Balance Sheets and the associated payments are included in operating activities within the Consolidated Statements of Cash Flows. As of March 31, 2022 and June 30, 2021, the amount due to suppliers participating in SCF and included in Accounts payable and accrued expenses was $XX and $152, respectively. While the Company does not have direct access to information on, or influence over, which invoices a participating supplier elects to sell to the financial institution, the Company expects that the majority of these amounts have been sold to the financial institution.

Form 8-K Filed February 3, 2022
Exhibit 99.1
Non-GAAP Information, page 7

2.

In your determination of Adjusted EPS and Adjusted EBIT as presented in Exhibit 99.2, you adjust for operating expenses incurred related to your long-term strategic investment in digital capabilities and productivity enhancements. Please identify the specific nature of the costs included in this adjustment and provide us with a breakdown of each component and its related amount. For each component, tell us what consideration you gave to Question 100.01 of the Non-GAAP Compliance & Disclosure Interpretations and correspondingly how you determined these are not normal, recurring cash operating expenses necessary to operate your business.

Response to Question 2

The Company has considered the guidance in Question 100.01 of the Non-GAAP Compliance & Disclosure Interpretations and does not believe the operating expenses incurred related to our long-term strategic investment in digital capabilities and productivity enhancements are normal, recurring cash operating expenses necessary to operate our business for the reasons outlined below.

As announced in August 2021, beginning in Q1 FY2022, Clorox plans to invest approximately $500 million over the next five years in transformative technologies and processes. We expect these investments will generate efficiencies and better position the Company in supply chain, digital commerce, innovation and brand building over the long term. The expenses that are adjusted from GAAP earnings per share (EPS) and earnings before income taxes (EBIT) are expensed as incurred during implementation of multiple software applications and other enabling technologies across different functions of the business, and do not include capitalized costs, depreciation and/or amortization, and costs to support or maintain these software applications or systems once they are in productive use.

This historic investment will have a wide-ranging impact on how we operate in the future, not only through the replacement of the Company’s enterprise resource planning (ERP) system, but also with the implementation of a suite of other digital technologies that will transform the Company’s business. Due to the nature, scope and magnitude of this investment, these costs are considered by management to represent incremental transformational costs above the historical normal level of spending for technologies to support operations, which have historically been focused on implementation of individual applications, upgrades, and maintenance. During the five-year investment period, the normal level of spend associated with non-transformative programs is expected to be maintained and these expenses will not be adjusted from GAAP EPS and EBIT. Since these strategic initiatives will not recur in the future and are not representative of the Company’s underlying operating performance, the Company’s management believes using and presenting this additional information to investors about trends in the Company's operations is useful for period-over-period comparisons. It also allows investors to view our underlying operating results in the same manner as they are viewed by Company management.

The Company has provided the additional detail requested by the Staff with respect to operating expenses incurred related to the long-term strategic investment in digital capabilities and productivity enhancements that are included as part of the Company’s reconciliation to adjusted EPS and adjusted EBIT.

Long-term strategic investment in digital capabilites and productivity enhancements expenses (in millions, pretax)	Three month period ended	Six month period ended
	December 31, 2021
External consulting fees (a)	$10	$19
IT project personnel cost (b)	3	6
Other (c)	2	2
Total expenses	$15	$27

Notes further explaining the above expenses:

(a) Comprised of third-party consulting fees incurred to assist in the project management and the preliminary project stage of this transformative investment. The Company relies on consultants for certain capabilities required for these programs that the Company does not maintain internally. These costs support the implementation of these programs beyond the Company's normal historical level of IT spend and will not be incurred following implementation.

(b) Comprised of labor costs associated with internal IT project management teams that are utilized to oversee the new system implementations. Given the magnitude and transformative nature of the implementations planned, the necessary project management costs exceed normal historical levels of spend and given these costs will no longer be incurred subsequent to implementation as a result of this long-term strategic investment, the Company considers these costs not reflective of the ongoing costs to operate its business.

(c) Comprised of various other expenses associated with the Company’s new system implementations, including costs for Company personnel dedicated to the project whose roles have been backfilled with either permanent or temporary resources. The new roles represent incremental costs which will not be incurred following implementation while the costs for the backfilled positions will continue to be part of normal operating expenses.

If you have any questions or need any additional information, please contact me at (510) 271-7514 or kevin.jacobsen@clorox.com.

Sincerely,

/s/ Kevin B. Jacobsen
Kevin B. Jacobsen
Executive Vice President – Chief Financial Officer

cc:
Angela Hilt	Senior Vice President – Chief Legal Officer
Laura Peck	Vice President – Chief Accounting Officer & Corporate Controller